April 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tyler Howes

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-276741)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co., Inc. (“Ladenburg”), solely acting as placement agent on a reasonable best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-276741) (the “Registration Statement”), hereby concurs in the request by Calidi Biotherapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:30 P.M. (Eastern Time), or as soon as practicable thereafter, on April 11, 2024, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name:	Nicholas Stergis
Title:	Managing Director

cc:	Andrew Jackson, Calidi Biotherapeutics, Inc.
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Stephen A. Cohen, Sheppard, Mullin, Richter & Hampton LLP
Daniel Eng, Lewis Brisbois Bisgaard & Smith LLP